Exhibit 99.1

FORMULA SYSTEMS (1985) LTD. RECEIVES NOTICE FROM NASDAQ REGARDING DELAY IN HOLDING ANNUAL MEETING

Or Yehuda, Israel, April 18, 2018— Formula Systems (1985) Ltd. (“Formula” or the “Company”) (NASDAQ and TASE: FORTY), a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, announced today that it has received a NASDAQ Staff Deficiency Letter pursuant to Listing Rule 5810(c)(2)(G), indicating that the Company has failed to comply with the requirement relating to the timing for holding its annual shareholder meeting during the Company’s fiscal year ended December 31, 2017.

As a means of regaining compliance with this requirement, the Company has informed NASDAQ that it has already provided notice to its shareholders of its upcoming annual meeting of shareholders, which will take place at 2:00 p.m. (Israel time) on Monday, May 21, 2018, at Formula’s offices at 5 HaPlada Street, Or Yehuda 6021805, Israel. Towards that end, the Company has furnished to the Securities and Exchange Commission (in a report on Form 6-K furnished on April 11, 2018) and distributed to the holders of its ordinary shares (including shares represented by American Depositary Shares) a notice and proxy statement and form of proxy card and/or voting instruction form for that annual shareholder meeting. The Company has furthermore already received and forwarded to NASDAQ the irrevocable proxy card of its largest shareholder, Asseco Poland SA, voting in favor of all proposals to be addressed at the annual meeting and assuring (by virtue of its voting power) that there will be a quorum at the meeting.

Accordingly, once the Company holds the foregoing annual meeting, it will regain compliance with Listing Rule 5620(a), thereby obviating the need for further action on NASDAQ’s part in respect of this matter.

About Formula

Formula Systems (1985) Ltd. is a global information technology company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.